Lucas Energy, Inc. 8-K

Exhibit 99.1

Contacts: Carol Coale / Ken Dennard Dennard ▪ Lascar Associates LLC (713) 529-6600

LUCAS ENERGY ANNOUNCES FISCAL 2016

THIRD QUARTER FINANCIAL RESULTS

Continued Progress toward Completing Hunton Properties Acquisition

HOUSTON, TEXAS – February 16, 2016-- Lucas Energy, Inc. (NYSE MKT: LEI)(“Lucas” or the “Company”), an independent oil and gas company with its primary operations in Texas, today announced its financial results for its fiscal 2016 third quarter, the three months ended December 31, 2015, and the filing of its Quarterly Report on Form 10-Q.

“The fiscal 2016 third quarter was a transformational one for our Company,” said Anthony C. Schnur, Lucas’s Chief Executive Officer. “Our pending transaction with Segundo Resources to acquire the working interests in the Hunton formation in Oklahoma is a significant step in growing our reserves and production in a more economic, conventional resource play. Following the closing of this transaction, we intend to drill six initial wells and have identified 50 drilling locations in the Hunton assets we are acquiring. As previously mentioned, we will also be changing our company name to Camber Energy, Inc. when the transaction is completed.

“We have also been successful in enhancing our liquidity by amending our line of credit with Silver Star Oil Company (“Silver Star”), followed by the subsequent sale of an additional $200,000 of convertible notes under the line of credit. We are currently discussing potential financing transactions that would fulfill our near-term capital requirements as well as our planned asset acquisition, which we believe, if finalized and completed, will ensure the future viability of the Company. While the current commodity price environment continues to be challenging to our operations, it may also create opportunities to expand our footprint through attractive acquisitions, funding permitting.”

OTHER EVENTS DURING AND SUBSEQUENT TO THE QUARTER

In mid-December 2015, we amended our existing senior loan which required us to transfer all of our oil and gas interests and equipment to a newly formed wholly-owned Texas subsidiary. As a result of the amendment, the loan is no longer recourse to Lucas, only the subsidiary, in the event of a default under the loan, and Lucas (the parent company) was released from any future collateral obligations.

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On December 30, 2015, Lucas signed a purchase agreement to acquire, from 21 different entities and individuals, working interests in producing properties and undeveloped acreage.  The assets agreed to be acquired include varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region.  In exchange for the assets being acquired, Lucas agreed to assume $31,350,000 in commercial bank debt, issue 552,000 shares of a newly designated form of convertible preferred stock, issue 13,009,664 shares of common stock, and pay $4,975,000 in cash. At the closing of the transaction, which is subject to various closing conditions, Lucas will rebrand and change its name to Camber Energy, Inc. Lucas currently anticipates the closing of the acquisition to occur during the first quarter of fiscal 2017 and will require additional funding of approximately $1.35 million in legal expenses, investment banking fees and other transaction costs in order to complete the acquisition, in addition to the closing cash requirement described above.

On February 1, 2016, Lucas entered into a first amendment to the Non-Revolving Line of Credit Agreement with Silver Star, which added a 9.99% ownership blocker to the Convertible Promissory Notes and prevents the holder of the notes from converting the notes into common stock if upon such conversion the holder would beneficially own more than 9.99% of Lucas’s outstanding common stock, subject to the ability of any holder to modify such limitation with 61 days prior written notice. Lucas also received notice on February 2, 2016, that $300,000 of the convertible notes were assigned by Silver Star to Rockwell Capital Partners.

On February 10, 2016, Lucas sold a convertible note in the aggregate principal amount of $200,000 to Silver Star pursuant to the terms of the line of credit. The convertible note is due and payable on October 1, 2016, accrues interest at the rate of 6% per annum (15% upon the occurrence of an event of default), and gives the holder the right to convert the principal and interest into Lucas common stock at $1.50 per share. The total number of shares of common stock issuable upon conversion of the notes cannot exceed 19.9% of Lucas’s common stock that was outstanding on August 30, 2015, the date that the line of credit was agreed to. Any conversion above such 19.9% limit is subject to shareholder approval and all conversions are subject to additional listing of the shares issuable upon conversion under NYSE MKT rules and regulations, which we have not sought or obtained to date.

Please refer to previous press releases and the Company’s fiscal 2016 third quarter Quarterly Report on Form 10-Q filed today and the Form 8-Ks filed on December 31, 2015 and February 12, 2016, with the Securities Exchange Commission, for more detail on the Purchase Agreement, the amended Non-Revolving Line of Credit Agreement, and the Convertible Notes.

FISCAL 2016 THIRD QUARTER RESULTS

For the three months ending December 31, 2015, Lucas reported a fiscal third quarter net loss of $1.0 million, or ($0.70) per common share, which was a 22% improvement over the $1.3 million net loss, or ($0.94) per common share, for the same three month period last year. This improvement reflected a decrease in total operating expenses of approximately $0.5 million and a decrease of $0.3 million in interest expense, partially offset by a decline of approximately $0.5 million in sales revenues for the current period compared to the prior year’s period. The loss per share in both quarters has been adjusted for a 1-for-25 reverse stock split which was effected on July 15, 2015.

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Total revenues from crude oil and natural gas sales for the quarter ended December 31, 2015 decreased by 73% to $0.2 million compared to $0.7 million for the same period a year ago and fell 37% sequentially from the fiscal second quarter. The year-over-year decline was primarily impacted by a 48% drop in realized crude oil prices to $37.01 per barrel from $70.63 per barrel in the same period last year, resulting in an unfavorable crude oil price variance of $0.3 million coupled with an unfavorable crude oil volume variance of approximately $0.2 million. Production volumes averaged 54 net barrels of oil equivalent (BOE) per day during the three months ended September 30, 2015 compared to 105 net BOE per day during the three months ended December 31, 2015. The production decline can be attributed to workover drilling and lateral programs with higher front-end production in last year’s fiscal second quarter coupled with production declines primarily related to interference from offset activity in the current period.

Lease operating expenses of $0.2 million for the quarter ended December 31, 2015 decreased by $0.2 million or 46% from $0.4 million for the same period a year ago, including a 38% reduction in workover expense. General and administrative (G&A) expenses decreased by approximately 10% for the quarter ended December 31, 2015 as compared to the prior year’s third quarter as the Company continues to improve the efficiencies of daily operating activities. The fiscal 2015 fourth quarter G&A expenses also included a one-time charge of $0.2 million primarily related to transaction costs related to the entry into the purchase agreement with Segundo Resources as described above. There was a 27% decrease in share-based compensation compared to the prior year’s third quarter.

Depreciation, depletion, amortization and accretion expenses for the quarter ended December 31, 2015 decreased $0.2 million, or by 47%, to $0.2 million from the same period a year ago. The decrease was primarily due to the decline in production volumes and the higher front-end production rates attributable to interference from offset operators.

LIQUIDITY AND GOING CONCERN CONSIDERATIONS

At December 31, 2015, the Company’s total current liabilities of $11.0 million exceeded its total current assets of $0.6 million, resulting in a working capital deficit of $10.4 million, an increase of $0.7 million in the working capital deficit from March 31, 2015, which increase was primarily related to cash used from our new convertible notes with Silver Star Oil Company (“Silver Star”) of $0.6 million, net, and $0.2 million of additional payables incurred related to the recent purchase agreement, offset by a $0.1 million decrease in amounts owed under our senior loan.

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SELECTED FINANCIAL DATA
Fiscal Third Quarter Ending:	Three months ended
($ in thousands)	December 31, 2015	December 31, 2014

Operating Revenues	$184	$683
Operating Expenses
Lease Operating Expenses	182	335
G&A	676	748
Other Operating Expenses	232	470
Total Operating Expense	1,090	1,553

Interest Expense & Other	(117)	(436)

Income (loss) before Income Taxes	(1,023)	(1,306)
Income tax expense	—	—
Net Loss	$(1,023)	$(1,306)

About Lucas Energy, Inc.

Lucas Energy (NYSE MKT: LEI) is engaged in the production of crude oil and natural gas in the Austin Chalk and Eagle Ford formations in South Texas. Based in Houston, Lucas's management team is committed to building a platform for growth and the development of its five million barrels of proved Eagle Ford and other oil reserves while continuing its focus on operating efficiencies and cost control.

For more information, please visit the updated Lucas Energy web site at www.lucasenergy.com.

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Safe Harbor Statement and Disclaimer

This news release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. Although Lucas believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the asset purchase agreement; and the inability to complete the transaction due to the failure to satisfy any of the conditions to complete the transaction. These also include risks inherent in natural gas and oil drilling and production activities, including risks of fire, explosion, blowouts, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; delays in receipt of drilling permits; risks with respect to natural gas and oil prices, a material decline which could cause Lucas to delay or suspend planned drilling operations or reduce production levels; risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in natural gas and oil prices; risks relating to unexpected adverse developments in the status of properties; risks relating to the absence or delay in receipt of government approvals or fourth party consents; and other risks described in Lucas’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC, available at the SEC’s website at www.sec.gov. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company's SEC filings are available at http://www.sec.gov.

Important Information

In connection with the planned acquisition described above, Lucas currently intends to file a registration statement and a proxy statement with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Lucas may file with the SEC in connection with the proposed transaction. Prospective investors are urged to read the registration statement and the proxy statement, when filed as they will contain important information. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Lucas. Prospective investors may obtain free copies of the registration statement and the proxy statement, when filed, as well as other filings containing information about Lucas, without charge, at the SEC’s website (www.sec.gov). Copies of Lucas’s SEC filings may also be obtained from Lucas without charge at Lucas’s website (www.lucasenergy.com) or by directing a request to Lucas at (713) 528-1881. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Participants in Solicitation

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Lucas and its directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lucas’s directors and executive officers is available in Lucas’s Annual Report on Form 10-K for the year ended March 31, 2015, filed with the SEC on July 14, 2015 and Lucas’s definitive proxy statement on Schedule 14A, filed with the SEC on February 9, 2015. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement to be filed with the SEC by Lucas in connection with the proposed transaction and in other relevant documents filed by Lucas with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

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